Exhibit 99.1

trivago announces integration of HomeAway into its hotel search platform

The integration is set to expand the offering of the platform and increase choice for trivago users.

Düsseldorf, Germany – November 7, 2017 – Today, trivago N.V. announces the technical integration of HomeAway’s vacation rental inventory into its hotel search platform. trivago has started testing the listing in key markets and intends to gradually roll out more inventory during 2018. By providing users with more choice and a more personalized search experience, trivago aims to help travelers find the ideal place to stay.

trivago, who compares offers from over 400 booking sites, continues to believe in a universal search product and wants to solve user experience challenges through personalization. Johannes Thomas, Managing Director and Chief Revenue Officer at trivago N.V. said: “The proportion of travelers who are considering vacation rentals is growing, and we see this as a strategic opportunity to expand our offering. Presenting both hotels and alternative accommodations in one search is challenging from a user experience perspective.” He explained: “We don’t want to confuse hotel bookers who use trivago, and that is why personalization will play an important role here. We want to only display vacation rentals when they are relevant to our users. That is why we are thrilled to have HomeAway on board, as this allows us to expand testing on how we can build a more tailored user experience.”

John Kim, CEO at HomeAway, added: “We believe it is a huge marketing opportunity for HomeAway. trivago’s personalized approach in displaying vacation rentals helps us target a highly relevant set of travelers, and that is why we are bullish on the conversion on our site.”

trivago has started to run tests in Germany, Italy, Canada, the UK, and the US—five of its key markets—with already over 150,000 vacation rental properties available to users, and plans to gradually roll out additional readily bookable vacation rentals during the course of 2018. trivago aims to display this inventory as part of its universal search experience, complementing its current hotel offering. When the user so chooses, and depending on availability in a specific destination, trivago will begin displaying rental properties in its search results. At the same time, a “Vacation Rental” filter is being tested to enable users to make a deliberate decision during their search.

For trivago, this is another major step forward in adapting to more diverse traveler expectations and in understanding better how to display vacation rental inventory on its platform. This will open a new marketing channel for vacation rental platforms and increase diversity in trivago’s marketplace.

About trivago N.V.

trivago is a global hotel search platform. We are focused on reshaping the way travelers search for and compare hotels, while enabling hotel advertisers to grow their businesses by providing access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their hotel search and providing access to a deep supply of hotel information and prices. As of November 7, 2017, we offered access to over 1.8 million hotels, including vacation rentals and alternative accommodations, in over 190 countries.

Forward-looking statements

This press release contains certain forward-looking statements. Words, and variations of words such as “believe,” “expect,” “plan,” “continue,” “will,” “should,” and similar expressions are intended to identify our forward-looking statements. These forward-looking statements involve risks and uncertainties, many of which are beyond our control, and important factors that could cause actual events and results to differ materially from those in the forward-looking statements. For additional information factors that could affect our forward-looking statements, see our risk factors, as they may be amended from time to time, set forth in our public filings with the Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this press release, except as required by applicable law or regulation.

As used herein, references to “we,” “us,” the “company,” “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.